FORM 8-A/A

                                 AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            THE PENN TRAFFIC COMPANY
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             (Exact name of registrant as specified in its charter)


     Delaware                                          25-0716800
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(State of incorporation                                (I.R.S. Employer
or organization)                                       Identification No.)


 1200 State Fair Boulevard
     Syracuse, New York                                13221
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(Address of principal executive offices)               (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act: None


     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

        Securities to be registered pursuant to Section 12(g) of the Act:

                                Common stock, par
                              value $.01 per share

                       This document consists of 5 pages.

           The exhibit index is contained on page 5 of this document.

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Item 1.  Description of Registrant's Securities to be Registered.

                  In connection with the effectiveness of The Joint Plan of Reorganization of The Penn TrafficCompany (the "Company") and certain of its subsidiaries (the "Plan"), the Company will be issuing shares of new common stock, par value $.01 per share ("New Common") in exchange for its existing common stock, par value $1.25 per share ("Old Common"), and its five tranches of existing senior notes. Under the Plan, the Company will amend and restate on the effective date of the Plan (the "Effective Date") its certificate of incorporation to provide for the authority to issue on the Effective Date 30,000,000 shares of New Common. Dividends may be paid with respect to the New Common when and if declared by the Company's Board of Directors out of funds properly available therefor, subject to restrictions upon the payment of dividends to be contained in the Company's bank debt agreement and in the indenture (the "Indenture") relating to the Company's 11% Senior Notes due 2009 (the "Senior Notes"), each of which will be executed on the Effective Date. See "Certain Restrictions" below. Holders of shares of New Common do not have preemptive or other subscription rights, or redemption or conversion rights; however, such holders would participate ratably in any distribution of assets to holders thereof in a liquidation after payment in respect of any preferred shares then outstanding. Each share of Common Stock is entitled to one vote on all matters on which shareholders are entitled or permitted to vote, including the election of directors, for which there are no cumulative voting rights. The New Common will be freely tradeable by the holders thereof except for certain persons who receive New Common as part of the Plan and are deemed to be affiliates of the Company. A copy of the Amended and Restated Certificate of Incorporation of the Company, which sets forth the rights and privileges of the New Common is attached to this filing as Exhibit 1.

                  The transfer agent and registrar for the New Common is Harris Trust Company of New York, 88 Pine Street, New York, New York 10005.

                  The shares of New Common have been listed on the OTC Bulletin Board. The Company presently intends to withdraw the New Common from this listing subsequent to the time as the New Common is admitted to trading on The Nasdaq National Market or another national securities exchange.

Preferred Stock

                  The Company is also authorized to issue 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock will initially be outstanding upon consummation of the Plan. The Board of Directors of the Comany has the authority by resolution to issue shares of Preferred Stock in one or more series, and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, ranking, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the share constituting any series, without any further vote or action by the shareholders of the Company.

Certain Restrictions

                  The Indenture will contain certain covenants restricting the payment of dividends or other distributions on the Company's capital stock. In addition, the Company's bank debt agreement will contain covenants restricting the payment of dividends and will require that the Company meet certain financial tests including minimum net worth, minimum interests coverage and maximum capital expenditures.

                  With certain exceptions, the Indenture will limit the payment of dividends and other distributions on, and the purchase of, capital stock (other than dividends or distributions in capital stock of the Company) to 50% of Consolidated Net Income (or minus 100% in the event of a deficit) plus the aggegate net procees from sales of capital stock; provided that no such payment or distribution may be made unless the Company could incur at least $1.00 of indebtedness under a covenant which limits the Company's and certain subsidiaries' ability to incur indebtedness (generally based on a pro forma fixed charge coverage ratio test). For purposes of this test, Consolidated Net Income is defined generally as cumulative consolidated net income of the Company and of such subsidiaries of the Company as are not designated "Unrestricted Subsidiaries" by the Board of Directors of the Company.

Item 2.  Exhibits.

         The following exhibits are filed as part of this Registration Statement on Form 8-A:

         1.       Amended and Restated Certificate of Incorporation of the
                  Company

         2.       Amended and Restated Bylaws of the Company

         3. Senior Note Indenture, dated June 29, 1999, between the Company and IBJ Whitehall Bank and Trust Company, as trustee.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        THE PENN TRAFFIC COMPANY



                                        By   /s/ Martin A. Fox
                                             ----------------------------
Date:  June 29, 1999                         Martin A. Fox
                                             Vice Chairman, Financial

                                INDEX TO EXHIBITS


                                                              Sequentially
Exhibit                                                         Numbered
Number                   Exhibit                                 Page
------                   -------                                 ----

1                 Amended and Restated Certificate of
                  Incorporation of the Company

2                 Amended and Restated Bylaws of the Company

3 Senior Note Indenture, dated June 29, 1999, between the Company and IBJ Whitehall Bank and Trust Company, as trustee


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